RMS

SEC

18007181

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2018 Estimated average burden hours per response . . . 12.00

Securities and Exchange

MAY 24 2018

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50272

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
SAMSUNG SECURITIES (AMERICA), INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas, 26th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sang Moon Kim — 212-972-2454 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Sang Moon Kim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Samsung Securities (America), Inc. as of and for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Feb/27/2018
Date

President
Title

Notary Public

CLORISE BEASLEY
Notary Public, State of New York
No. 01BE6125044
Qualified in Bronx County
Commission Expires 04/24/2021

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Samsung Securities (America), Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. (the "Company"), a wholly-owned subsidiary of Samsung Securities Co., Ltd., as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 23, 2018

We have served as the Company's auditor since 2010.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CASH AND CASH EQUIVALENTS	$ 2,107,027
TIME DEPOSITS	29,085,633
INTEREST RECEIVABLE	220,391
RECEIVABLE FROM PARENT	130,577
PREPAID INCOME TAXES	783,865
PROPERTY AND EQUIPMENT, At cost, less accumulated depreciation of $561,011	121,797
DEFERRED TAX ASSETS	1,785,931
OTHER ASSETS	76,648
TOTAL ASSETS	$34,311,869

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES — Accrued expenses and other liabilities	$ 473,571
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share — 100 shares authorized; issued and outstanding 50 shares	50
Additional paid-in capital	4,999,950
Retained earnings	28,838,298
Total stockholder's equity	33,838,298
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$34,311,869

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets.

The Company clears all transactions on a fully disclosed basis through the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

Time Deposits — Time deposits represent certificates of deposits placed with reputable financial institutions with an original maturity terms of greater than three months but less than one year and carried at fair value. Certain time deposits amounting to approximately $16,086,000 have restriction on immediate withdrawal prior to maturity for a penalty of one month interest.

Income Tax — The Company accounts for income tax in accordance with Accounting Standards Codification ("ASC") 740. Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been

recognized in the financial statements or tax returns. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of and for the year ended December 31, 2017.

Revenue Recognition — The Company recognizes service revenue when the services are provided, the price is fixed or determinable, and collection is probable.. Interest revenue is recognized when earned.

Property and Equipment — Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Fair Value Measurements — The Company applies ASC 820, *Fair Value Measurement*, guidance which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value, and which establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active market that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Items valued using internal valuation techniques are classified according to the lowest level input that is significant to the valuation, and are typically classified as Level 3.

The Company did not have any Level 3 financial instruments as of December 31, 2017. There were no transfers between levels during the year ended December 31, 2017.

Fair value is based upon quoted market data when available. If listed prices or quotes are not available, the Company considers relevant and observable market prices in its valuations where possible. The frequency of transaction, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The carrying amounts of time deposits, categorized as level 2 in the fair value hierarchy, were measured using a pricing model whose input data are observable. The carrying amounts reported in the balance sheet for cash and cash equivalents, receivable from Parent, and interest receivable approximate fair value because of the short-term maturity of those financial instruments.

Use of Estimates — The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards — In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance codified in Accounting Standards Codification ("ASC") 606, *Revenue Recognition — Revenue from Contracts with Customers*, which amends the guidance in former ASC 605, *Revenue Recognition*. The standard establishes a five-step model framework which recognizes revenue as an entity transfers control of goods or services to the customer and requires enhanced disclosures. The revenue standard is effective for annual reporting periods beginning after December 15, 2017. The Company has adopted ASC 606 on January 1, 2018. The adoption of this ASU did not have an impact on the timing or amount of revenue recognition. Enhanced disclosures will be included in the financial statements beginning in 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases*, which supersedes existing guidance on accounting for leases in ASC 840, Leases, and generally requires all leases to be recognized in the balance sheet. The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2019 with early adoption permitted. The provisions of this ASU are to be applied using a modified retrospective approach. The Company is currently evaluating the effect that this ASU will have on its financial statements.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and has elected to compute its net capital requirements in accordance with the Alternate Standard. Under this Alternate Standard, net capital, as defined, shall be the greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. As of December 31, 2017, the Company has net capital of $14,437,172, which exceeds the required net capital by $14,187,172.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

4. INCOME TAX

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of December 31, 2017 are as follows:

	Deferred Tax Assets
Net operating loss carryforward	$ 2,037,693
Property and equipment	8,981
Accrued expense	90,426
Deferred rent	2,371
Total deferred tax assets	2,139,471
Valuation allowance	(353,540)
Net deferred tax assets	$ 1,785,931

The Company reflected a favorable permanent difference on the current income tax provision to adjust the Company's overall net cost plus mark-up percentage ("NCP") during the past 11-year period in accordance with the provisions of the bilateral Advanced Pricing Agreement ("APA") entered between the Company and the Internal Revenue Services in 2015 for the tax years from 2006 through 2017. The Company's NCP during the past 11-year period was significantly higher than the highest edge of the agreed-upon NCP as specified in the APA for the period. Thus, an adjustment of approximately $7.8 million was made to the Company's taxable income in a manner that the Company's past 11-year NCP

is close to the upper quartile data point within the interquartile range agreed in the APA. As a result, the Company recorded approximately $2.7 million income tax benefit to reflect such adjustment in 2017. The Company plans to carryback the Federal and state net operating losses incurred in 2017 resulting from the NCP adjustment for the past 11-year period to the previous two tax years and carryforward the remaining loss to the future years.

The Company established a partial valuation allowance of approximately $354,000 against its net deferred tax assets for the year ended December 31, 2017. The valuation allowance is established against the deferred tax asset on its net operating loss ("NOL") carried forward for New York City ("NYC") income tax purposes. The NOL deduction for NYC income tax purposes is limited by the NYC capital based taxes and therefore, the company does not believe it will be able to realize the benefit from the NOL deduction for NYC income tax purposes. The Company did not establish valuation allowances against all other deferred tax assets including its Federal and New York State net operating loss carryforwards as it is more likely than not that the rest of deferred tax assets will be realized in near future. As of December 31, 2017, the Federal net operating loss carryforwards is approximately $5,899,000, which will expire through year 2038.

The Company's corporate income tax returns for the year ended December 31, 2014 through 2016 are open to examination by the Internal Revenue Service, and also remain open for the same period with respect to New York State and New York City taxing jurisdictions. No material uncertain tax positions exist as of December 31, 2017.

On December 22, 2017, the Tax Cut and Jobs Act was signed into law, which enacts significant changes to U.S. tax and related laws. Some of the provisions of the new tax law affecting corporations include, but are not limited to a reduction of the federal corporate income tax rate from 35% to 21%, limiting the interest expense deduction and expensing of cost of acquired qualified property. The Company has completed the assessment of the impact the new tax law will have on the statement of financial condition. The Company recorded a decrease to the net deferred tax asset and an income tax provision of approximately $686,000 to continuing operations to record the impact of the increase in the deferred income tax, and anticipates a significant reduction in the effective income tax rate with such changes being included in the Company's financial statements beginning in the year ending December 31, 2018.

5. RELATED PARTY TRANSACTIONS

The Parent executes Korean securities trades for the Company's customers. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers. In return, the Company receives service revenue from the Parent at an amount equal to the operating expense incurred by the Company plus certain agreed-upon mark-ups on such expenses. Related receivable from the Parent amounted to approximately $131,000 as of December 31, 2017.

The Company had a reverse repurchase agreement with the Parent in the amount of $20,000,000 which was matured and fully redeemed in May 2017.

6. EMPLOYEE BENEFIT PLAN

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Eligible employees were permitted to contribute up to 15% of their compensation subject to a ceiling of $18,000 for the year ended December 31, 2017. Based upon each employee's length of service, the Company contributes up to 50% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company.

7. PROPERTY AND EQUIPMENT

At December 31, 2017, office equipment, furniture and fixtures are comprised of the following:

Office equipment	$ 481,860
Furniture and fixtures	200,948
Total at cost	682,808
Less accumulated depreciation	(561,011)
Property and equipment - net	$ 121,797

8. COMMITMENT

The Company leases office space under a non-cancelable operating lease expiring in March 2018. The Company's future minimum lease commitment is approximately $184,000 in 2018.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2017, but before February 23, 2018, the date the financial statements were available to be issued. There were no subsequent events that required to be measured or disclosed in the financial statement.

* * * * * *

Samsung Securities (America), Inc.
(A Wholly-Owned Subsidiary of
Samsung Securities Co., Ltd.)

(SEC I.D. No. 8-50272)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.